MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

June 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-K for year ended December 31, 2018

File No. 333-229030

Your Correspondence dated May 28, 2019

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated May 28, 2019. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form 10-K for the year ended December 31, 2018.

The Company will respond separately to your May 28 comments regarding its Form 10-Q for period ended March 31, 2019 filed May 20, 2019.

Form 10-K for period ended December 31, 2018 filed April 15, 2019

Business Consulting Services, page 5

1. We note your revisions in amendment 2 to your Form S-1 to clarify that you have not yet offered any bookkeeping or property management services to date. Revise your disclosures throughout your Form 10-K to correct your descriptions of the status of those activities.

Response: The Company will update its disclosures to state that it has not offered any financial accounting, bookkeeping or real property management consulting services that have generated reportable revenues as of 2017 and 2018 [See pages 5, 31, 40, F-7 of our Form 10-K/A-1].

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2. It appears you have removed most of your disclosure about your Bougainville and Gate C joint ventures in your Form 10-K. Given that your MD&A is required to address all the periods for which financial statements are presented and your activities related to these joint ventures significantly affected your results of operations and cash flows in those periods, revise to more clearly address the activities related to your joint ventures with Bougainville and Gate C, balanced with appropriate disclosure to clearly explain the current status of these joint ventures. Clearly quantify the amounts invested and impairments taken.

U.S. Securities and Exchange Commission

June 25, 2019

Response: The Company will update its disclosures to include discussions of both the Bougainville and Gate C joint ventures, and include the following disclosures and tables in an amendment to its 10-K filing [See pages 5-7, 37 and F-13-F15 of our Form 10-K/A-1]:

Bougainville Ventures, Inc. Joint Venture

On March 16, 2017, we entered into a joint venture agreement with Bougainville Ventures, Inc., a Canadian corporation. The purpose of the joint venture was for the Company and Bougainville to jointly engage in the development and promotion of products in the legalized cannabis industry in Washington State; (ii) utilize Bougainville’s high quality cannabis grow operations in the State of Washington, where it claimed to have an ownership interest in real property for use within the legalized cannabis industry; (iii) leverage Bougainville’s agreement with a I502 Tier 3 license holder to grow cannabis on the site; provide technical and management services and resources including, but not limited to: sales and marketing, agricultural procedures, operations security and monitoring, processing and delivery, branding, capital resources and financial management; and, (iv) optimize collaborative business opportunities. The Company and Bougainville agreed to operate through a Washington State Limited Liability Company, and BV-MCOA Management, LLC was organized in the State of Washington on May 16, 2017.

As our contribution to the joint venture, the Company committed to raise not less than $1 million dollars to fund joint venture operations based upon a funding schedule. The Company also committed to providing branding and systems for the representation of cannabis related products and derivatives comprised of management, marketing and various proprietary methodologies directly tailored to the cannabis industry.

Bougainville represented that it had an ownership interest in real property located in Washington State used for growing cannabis, and possessed information primarily related to the management and control of cannabis grow operations as conducted in Washington State that included research, development and know how in the cannabis industry. Bougainville also represented that it had an agreement with a I502 Tier 3 license holder in Washington State to operate on the land. The Company and Bougainville's agreement provided that funding provided by the Company would go, in part, towards the joint venture’s ultimate purchase of the land consisting of a one-acre parcel located in Okanogan County, Washington, for joint venture operations.

As disclosed on Form 8-K on December 11, 2017, the Company did not comply with the funding schedule for the joint venture. On November 6, 2017, the Company and Bougainville amended the joint venture agreement to reduce the amount of the Company's commitment to $800,000 and also required the Company to issue Bougainville 15 million shares of the Company's restricted common stock. The Company completed its payments pursuant to the amended agreement on November 7, 2017, and on November 9, 2017, issued to Bougainville 15 million shares of restricted common stock. The amended agreement provided that Bougainville would deed the real property to the joint venture within thirty days of its receipt of payment.

Thereafter, the Company determined that Bougainville had no ownership interest in the property in Washington State, but rather was a party to a purchase agreement for real property that was in breach for non-payment. Bougainville also did not possess an agreement with a Tier 3 I502 license holder to grow Marijuana on the property. Nonetheless, as a result of funding arranged for by the Company, Bougainville and an unrelated third party, Green Ventures Capital Corp., purchased the land. The land is currently pending the payment of delinquent property taxes that would allow for the Okanogan County Assessor to sub-divide the property, so that the appropriate portion could be deeded to the joint venture. Although Bougainville represented it would pay the delinquent taxes, it has not. To date, the property has not been deeded to the joint venture.

To clarify the respective contributions and roles of the parties, the Company also offered to enter into good faith negotiations to revise and restate the joint venture agreement with Bougainville. The Company diligently attempted to communicate with Bougainville in good faith to accomplish a revised and restated joint venture agreement, and efforts towards satisfying the conditions to complete the subdivision of the land by the Okanogan County Assessor. However, Bougainville failed to cooperate or communicate with the Company in good faith, and failed to pay the delinquent taxes on the real property that would allow for sub-division and the deeding of the real property to the joint venture.

U.S. Securities and Exchange Commission

June 25, 2019

On August 10, 2018, the Company advised its independent auditor that Bougainville did not cooperate or communicate with the Company regarding its requests for information concerning the audit of Bougainville’s receipt and expenditures of funds contributed by the Company in the joint venture agreement. Bougainville had a material obligation to do so under the joint venture agreement. The Company believes that some of the funds it paid to Bougainville were misappropriated and that there was self-dealing with respect to those funds. Additionally, the Company believes that Bougainville misrepresented material facts in the joint venture agreement, as amended, including, but not limited to, Bougainville’s representations that: (i) it had an ownership interest in real property that was to be deeded to the joint venture; (ii) it had an agreement with a Tier 3 # I502 cannabis license holder to grow cannabis on the real property; and, (iii) that clear title to the real property associated with the Tier 3 # I502 license would be deeded to the joint venture thirty days after the Company made its final funding contribution. As a result, on September 20, 2018, the Company filed suit against Bougainville Ventures, Inc., BV-MCOA Management, LLC, Andy Jagpal, Richard Cindric, et al. in Okanogan County Washington Superior Court, case number 18-2- 0045324. The Company’s complaint seeks legal and equitable relief for breach of contract, fraud, breach of fiduciary duty, conversion, recession of the joint venture agreement, an accounting, quiet title to real property in the name of the Company, for the appointment of a receiver, the return to treasury of 15 million shares issued to Bougainville, and, for treble damages pursuant to the Consumer Protection Act in Washington State. The registrant has filed a lis pendens on the real property. The case is currently in litigation.

In connection with the agreement, the Company recorded a cash investment of $1,188,500 to the Joint Venture during 2017. This was comprised of 49.5% ownership of BV-MCOA Management LLC, and was accounted for using the equity method of accounting. The Company recorded an annual impairment in 2017 of $792,500, reflecting the Company’s percentage of ownership of the net book value of the investment. During 2018, the Company recorded equity losses of $37,673 and $11,043 for the first and second quarters respectively, and recorded an annual impairment of $285,986 for the year ended December 31, 2018, at which time the Company determined the investment to be fully impaired due to Bougainville’s breach of contract, including: (i) its failure to communicate and cooperate regarding the Company’s audit; (ii) its misrepresentations concerning its ownership interest in the real property in Okanogan County Washington; (iii) its failure to deed the property to the joint venture within thirty days of payment pursuant to the amended joint venture agreement; and, (iv) its misrepresentation that it possessed an agreement with a Tier 3 license holder to operate on the property.

GateC Joint Venture

On March 17, 2017, the Company and GateC Research, Inc. (“GateC”) entered into a Joint Venture Agreement (“Agreement”) whereby the Company committed to raise up to one and one-half million dollars ($1,500,000) over a six-month period, with a minimum commitment of five hundred thousand dollars ($500,000) within a three (3) month period; and, information establishing brands and systems for the representation of cannabis related products and derivatives comprised of management, marketing and various proprietary methodologies, including but not limited to its affiliate marketing program, directly tailored to the cannabis industry.

GateC agreed to contribute its management and control services and systems related to cannabis grow operations in Adelanto County, California, and its permit to grow marijuana in an approved zone in Adelanto, California. GateC did not own a physical site for its operation in Adelanto County, California, and GateC’s permit to grow cannabis did not contain a conditional use permit.

On or about November 28, 2017, GateC and the Registrant orally agreed to suspend the Company’s funding commitment, pending the finalization of California State regulations governing the growth, cultivation and distribution of cannabis, which were expected to be completed in 2018.

On March 19, 2018, the Company and GateC rescinded the Agreement and concurrently released each other from any all any and all losses, claims, debts, liabilities, demands, obligations, promises, acts, omissions, agreements, costs and expenses, damages, injuries, suits, actions and causes of action, of whatever kind or nature, whether known or unknown, suspected or unsuspected, contingent or fixed, that they may have against each other and their Affiliates, arising out of the Agreement.

U.S. Securities and Exchange Commission

June 25, 2019

The Registrant incurred no termination penalties as the result of its entry into the Recession and Mutual Release Agreement.

In 2017, the Company recorded a debt obligation of $1,500,000 to the Joint Venture and a corresponding impairment charge of $1,500,000 during for year ended December 31, 2017. Upon termination of the material definitive agreement on March 19, 2018, the Company realized a gain on settlement of debt obligation of $1,500,000 during the six months ended June 30, 2018.

The following table indicates the amounts invested and the impairments taken for the Company’s joint ventures:

Investment Activity Quarter to Quarter from Inception

The following tables indicates the amount of impairments recorded by the Company quarter to quarter related to its joint venture investments:

	INVESTMENTS						SHORT-TERM INVESTMENTS
		Global
	TOTAL	Hemp			Bougainville	Gate C
	INVESTMENTS	Group	Benihemp	MoneyTrac	Ventures, Inc.	Research Inc.	Short-Term Investments	MoneyTrac
Beginning balance @12-31-16	$0	$0	$0	$0	$0	$0	$0	$0
Investments made during 2017	3,049,275	10,775	100,000	250,000	1,188,500	1,500,000	0	0

Quarter 03-31-17 equity method Loss	0						0

Quarter 06-30-17 equity method	0						0

Quarter 09-30-17 equity method	(375,000)				(375,000)		0

Quarter 12-31-17 equity method Loss	313,702				313,702		0

Impairment of Investment in 2017	(2,292,500)	0			(792,500)	(1,500,000)	0	0
Balances as of 12/31/17	695,477	10,775	100,000	250,000	334,702	0	0	0

Investments made during 2018	986,654	986,654					0

Quarter 03-31-18 equity method Loss	(37,673)				(37,673)		0

Quarter 06-30-18 equity method Loss	(11,043)				(11,043)		0

Quarter 09-30-18 equity method Loss	(10,422)		(10,422)				0

Quarter 12-31-18 equity method Loss	(31,721)	(31,721)	0				0

Moneytrac investment reclassified to Short-Term investments	(250,000)			(250,000)			250,000	250,000

Unrealized gains on trading securities - 2018	0						560,000	560,000

Impairment of investment in 2018	(933,195)	(557,631)	(89,578)		(285,986)		0
Balance @12-31-18	$408,077	$408,077	$0	$0	$0	$0	$810,000	$810,000

U.S. Securities and Exchange Commission

June 25, 2019

The following table indicates the amount of debt the Company recorded quarter to quarter as a result of its joint venture investments:

Loan Payable
		Global
	TOTAL	Hemp			Bougainville	Gate C
	JV Debt	Group	Benihemp	MoneyTrac	Ventures, Inc.	Research Inc.
Beginning balance @12-31-16	$0	$0	$0	$0	$0	$0

Quarter 03-31-17 loan borrowings	1,500,000					1,500,000

Quarter 06-30-17 loan activity

Quarter 09-30-17 loan borrowings	725,000				725,000

Quarter 12-31-17 loan repayments	(330,445)				(330,445)

Balances as of 12/31/17 (a)	1,894,555	0	0	0	394,555	1,500,000

Quarter 03-31-18 loan borrowings	447,430	447,430

Quarter 06-30-18 cancellation of JV debt obligation	(1,500,000)					(1,500,000)

Quarter 09-30-18 loan activity	0

Quarter 12-31-18 loan borrowings	580,425	580,425

Balance @12-31-18 (b)	$1,422,410	$1,027,855	$0	$0	$394,555	$0

U.S. Securities and Exchange Commission

June 25, 2019

Results of Operations, page 22

3. Revise to provide a tabular breakdown of the amounts included in your Selling, General and Administrative expenses, and more clearly explain the fluctuations during the periods presented.

Response: The Company will update its disclosure to include the following tabular breakdown of the amount included in Selling, General and Administrative expenses, and provide the additional explanations concerning fluctuations for the periods presented [See page 33 of our Form 10-K/A-1]:

MARIJUANA COMPANY OF AMERICA, INC.
VARIANCE ANALYSIS OF G&A EXPENSES
2018 vs 2017

G&A Expense acct	2018	2017	Variance
Stock Based Compensation	1,052,425	18,108,832	(17,056,407)
Officer's Compensation	698,675	1,248,000	(549,325)
Marketing/Media	584,008	49,839	534,169
Consulting fees	368,185	1,133,109	(764,925)
Legal expense	226,205	317,703	(91,498)
Investor Relations	220,205	109,799	110,406
Admin Compensation	216,595	0	216,595
Independent contractor	104,223	90,750	13,473
Advertising and Promotion	70,970	77,552	(6,582)
UK Contract Compensation	65,259	0	65,259
Audit Fee	38,384	16,000	22,384
Board of Director Fees	34,500	0	34,500
Bank Service Charges	25,971	3,999	21,972
Accounting	23,077	0	23,077
Rent Expense	21,986	10,827	11,159
Special Events	14,177	0	14,177
Office Supplies	13,433	0	13,433
Software	12,294	0	12,294
Marketing Compensation	11,600	0	11,600
Wholesale Commissions	11,558	0	11,558
Fees/Licensing	2,003	29,473	(27,470)
All other expenses, net	164,761	76,874	87,887
Total G & A expenses	3,980,493	21,272,758	(17,292,264)

U.S. Securities and Exchange Commission

June 25, 2019

Our administrative compensation costs increased from $0 to $216,595 in 2017 to 2018 respectively, this increase was due to our hiring additional employees and the administrative expansion of our corporate offices. Marketing/Media increased from $49,839 in 2017 to $584,008 in 2018, an increase of $534,169. This increase is due to our product marketing expansion, media costs related to the development and production of a television commercial, and establishing and expanding our marketing/media efforts in the UK. Our costs for investor relations increased from $109,799 in 2017 to $220,205 in 2018. This was due to increased costs related to Network Newswire for consulting on our press releases and publicity. We had material reductions in our costs associated with stock based compensation from $18,108,832 in 2017 to $1,052,405 in 2018. This reduction was the result of a lower price for our common stock and fewer stock awards issued during 2018. We also had a material reductions in our officer’s compensation and consulting fees, from $1,248,000 in 2017 to $698,675 in 2018, and $1,133,109 in 2017 to $368,185 in 2018 respectively. These decreases were due to our lack of cash in 2017 to compensate our officers and consultants. We had an increase in Board of Directors fees of $34,500 in 2018 compared to $0 in 2017. This increase was due to our paying independent directors in 2018. Overall, our general and administrative costs from 2017 to 2018 were reduced from $21,272,758 to $3,980,493 respectively.

Revenue, page 22

4. Please address the following regarding your reported 89.4% increase in annual revenue of $225,305 to $252,135 at December 31, 2018 pursuant to Item 303(a)(3)(iii) of Regulation S-K:

• Please revise your brief discussion to provide a quantified narrative explaining the extent to which this increase is the result of price increases versus volume increases.

Response:       The Company will update its narrative to include a statement that none of the increases were due to price increases, and that all increases were due to increased purchases from enhanced marketing efforts, including adding new marketing personnel, the Company’s promotional events, its television commercial for its pet drops product, and the increased the number of sales affiliates. [See page 34 of the Form 10-K/A-1]

• You disclose on page 42 that you have introduced several new products. Clearly identify the nature of the new products and the amount of revenue produced by the new products.

Response:       The Company will include the following table and disclosure identifying the products by name and the amounts of revenue produced by the new products [see page 34 of our Form 10-K/A-1]:

	2018	2017
Pain Cream	$111,291	$—	New Product for 2018
Pain Capsules	$18,469	$13,808
Face Moisturizers	$56,129	$—	New Product for 2018
Drops	$25,238	$6,173
Pet Drops	$32,770	$—	New Product for 2018
Brain Capsules	$8,238	$6,849
Total	$252,135	$26,830

During 2018 the Company released three new industrial hemp based hempSMART™ products: (i) hempSMART™ Pain, a cream formulated with industrial hemp based CBD and natural ingredients containing a broad range of active terpenes and organic botanicals; (ii) hempSMART™ Face, a cream formulated with industrial hemp based CBD, Ayurvedic herbs and botanicals that contain Omega 3,6,7 and 9, along with naturally occurring ceramides; and, (iii) hempSMART™ Pet Drops, an oil formulated with CBD from industrial hemp seed oil, combined with a natural bacon flavor.

U.S. Securities and Exchange Commission

June 25, 2019

5. Please address the following:

• Tell us and revise your MD&A to more clearly identify the nature of the revenues labeled "Related Party Sales" on page 23.

Response:       The Company will update its disclosure to state that “Related Party Sales” refers to sales of hempSMART™ products to officers, directors and sales team members. No “Related Party Sales” were for services. [See page 34 of our Form 10-K/A-1]

• Revise your related party disclosures to identify the recipient of the services.

Response:       No revision is required as no “Related Party Sales” were for services.

• To the extent these revenues are derived from services rendered rather than product sales, separately report the cost of these revenues from your cost of product sales.

Response:       No revision is required, as no “Related Party Sales” were for services.

Liquidity and Capital Resources, page 24

6. Please revise to address the following regarding the material definitive agreement signed with Natural Plant Extract of California, Inc. effective April 15, 2019 as disclosed on page F-24:

• Given the significance of the $2 million in cash and $1 million worth of your restricted common stock you committed to convey to Natural Plant Extract within 90 days of April 15, 2019 to your available liquidity, revise to describe the expected material impact to your capital resources, and disclose your anticipated source of funding to fulfill such commitment. The discussion should include cash, equity, and any other resources impacted. Refer to Item 303(a)(2) of Regulation S-K.

Response:       The Company will revise its Liquidity and Capital Resources discussion as follows [see page 36 of our Form 10-K/A-1]:

Liquidity and Capital Resources

As of December 31, 2018, and December 31, 2017, our operating activities produced negative cash and cash equivalents of $2,385,349 and $895,743, respectively. Our primary internal sources of liquidity were provided by an increase in proceeds from the issuance of note payables of $2,541,470 for December 31, 2018, as compared to $1,576,500 for December 31, 2017, and a decrease in proceeds from the sale of note payables to a related party of $218,846 for December 31, 2018 as compared to $513,507 for December 31, 2017, and an increase in proceeds from sales of our common stock of $421,237 for December 31, 2018, as compared to $85,000 for the year ending December 31, 2017. We have during the period ended December 31, 2018, relied upon external financing arrangements to fund our operations. During the year ended December 31, 2018, we entered into several separate financing arrangements with St. George Investments, LLC, a Utah limited liability company, in which we borrowed an aggregate of $2,541,470, the principal of which is convertible into shares of our common stock (see Note 8, Convertible Note Payable). Our ability to rely upon external financing arrangements to fund operations is not certain, and this may limit our ability to secure future funding from external sources without changes in terms requested by counterparties, changes in the valuation of collateral, and associated risk, each of which is reasonably likely to result in our liquidity decreasing in a material way. We intend to utilize cash on hand, loans and other forms of financing such as the sale of additional equity and debt securities and other credit facilities to conduct our ongoing business, and to also conduct strategic business development and implementation of our business plans generally.

U.S. Securities and Exchange Commission

June 25, 2019

On April 15, 2019, we entered into a material definitive agreement with Natural Plant Extract of California, Inc. (“NPE”) and filed Form 8-K on April 16, 2019. This agreement provided for our acquisition of twenty percent (equal to 200,000) of NPE’s authorized shares in exchange for our payment of two million dollars and one million dollars’ ($1,000,000) worth of our unregistered and restricted common stock. Our payment obligations are governed by a stock purchase agreement which requires us to the following payment schedule:

a. Deposit of $350,000 within 5 days of the execution of the material definitive agreement;

b. Deposit of $250,000 payable within 30 days;

c. Deposit of $400,000 within 60 days;

d. Deposit of $500,000 within 75 days; and,

e. Deposit of $500,000 within 90 days.

Our ability to timely complete our payment commitments is contingent upon our having to raise additional capital, which is not certain. Our ability to access additional funding through external financing arrangements is uncertain, and could possibly include terms and conditions pertaining to the valuation of collateral and associated risk, each of which is reasonably likely to result in our liquidity decreasing in a material way.

We filed a Form S-1 registration for the resale of up to 500,000,000 shares of our common stock to K&J Funds, LLC, a selling stockholder, pursuant to a “put right” under an investment agreement dated December 20, 2018, as amended. The Investment Agreement permits us to “put” up to ten million dollars in shares of our common stock to K&J over a period of up to thirty-six (36) months, or until $10,000,000 of such shares have been “put.” We will not receive any proceeds from the sale of shares of our common stock by K&J. However, we will receive proceeds from the sale of shares of our common stock pursuant to our exercise of the put right offered by K&J. As of the date of this filing our S-1 registration has not been deemed effective by the Securities and Exchange Commission. There is no guarantee that our S-1 registration will be declared effective and this would significantly impact our ability to complete our plans. We intend, when the S-1 is effective, to use the proceeds from our “puts” under the Investment Agreement to conduct our ongoing operations generally, and specifically regarding our agreement with our agreement with NPE. We also intend to utilize cash on hand, loans and other forms of financing such as the sale of additional equity and debt securities and other credit facilities to conduct our ongoing business, and to also conduct strategic business development and implementation of our business plans generally. We are not intending to use any off-balance sheet financing arrangements.

• Revise the "one million shares of our restricted common stock" currently disclosed throughout this filing, to reconcile with the language in the Stock Purchase Agreement in Exhibit 10.2 to Form 8-K dated April 15th and filed April 17, 2019 that the "Purchaser agreed to issue to Seller one million dollars’ worth of Purchasers' unregistered and restricted common stock."

Response:       The Company will revise this disclosure in its amended filing. [See pages 36 and F-32 of our Form 10-K/A-1]

• Revise the "March 15, 2019" currently disclosed in this filing, to reconcile the inconsistency with the terms "effective on April 15, 2019" in the agreement in the aforementioned Form 8-K.

Response:       The Company will revise this disclosure in its amended filing. [See pages 36, and F-32 of the Form 10-K/A-1]

• Revise to disclose a timeline of your activities and discussions conducted with the owners and management of Natural Plant Extract that culminated in the material definitive agreement.

U.S. Securities and Exchange Commission

June 25, 2019

Response:       The Company will revise its disclosure in Footnote 15 to its financial statements: “Subsequent Events” to include the following disclosure [see page F-31-F-32 of our Form 10-K/A-1]:

Natural Plant Extract of California, Inc.

In early March, 2018, our consultant, Mr. Robert Hymers, a minority owner of Natural Plant Extract of California, Inc. (“NPE”) informally communicated with our affiliates concerning the possible business opportunities between us and NPE. As informal discussions continued, the general terms and scope of a non-binding letter of intent were discussed between us and NPE. On March 18, 2019, our board reviewed, authorized and executed a resolution approving the entry into a non-binding letter of intent with NPE. The letter of intent only set forward a framework for due diligence between us and NPE. The letter of intent was not an offer or material commitment by us, and was completely contingent upon us and NPE entering into a separate formal material definitive agreement.

The letter of intent proposed a joint venture between us and Northern Lights Distribution, LLC, a California limited liability company (“Northern Lights”) and wholly owned subsidiary of NPE. The joint venture was prospectively to be incorporated in California under the name “Viva Buds,” whose business to include the utilization of Northern Lights California cannabis licenses to produce and deliver cannabis products in California under the brand name “Viva Buds.” The terms of the letter of intent proposed that profits from the Viva Buds project would be split evenly between us and Northern Lights. Northern Lights agreed to provide management services regarding delivery and fulfillment of products, and contribute product and inventory. We agreed to provide marketing services and front end client relationship services using our affiliate marketing system and support staff.

From March 18 to April 10-15, 2019, we reviewed the corporate documents, by laws, articles of incorporation, license status, of NPE. We held internal discussions asking questions and receiving answers. We reviewed documents with our accountant and lawyer. After due consideration during this period, a draft material definitive agreement was prepared, circulated and discussed by our board. Based on our interests in developing and expanding our business to operations into the legal cannabis space in the state of California, our board met, reviewed the draft material definitive agreement, and approved it, authorizing its execution along with the ancillary transaction documents, including the joint venture agreement and stock purchase agreement on April 15, 2019. These documents provided for consideration including NPE’s commitment to sell us a 20% ownership in Natural Plant in exchange for two million dollars and our agreement to issue to NPE one million dollars’ worth of our unregistered and restricted common stock.

Investing Activities, page 25

7. You disclose on page 24 that none of your investments in MoneyTrac, Conveniant Hemp Mart, and the joint ventures with Global Hemp Group have produced revenue, and most have been fully impaired with a significant impact to your liquidity and results of operations. Please revise to address the following:

• Please revise to include all of your investments, including Bougainville and Gate C.

Response:       The Company will revise this disclosure. [See page 37 of the Form 10-K/A-1]

• Further revise to disclose this known trend and uncertainty regarding these critical estimates, specifically quantifying the amount impairment for each of your investments entered into during 2017 and 2018.

Response:       The Company will revise this disclosure [See page 37 of the Form 10-K/A-1]:

For the years ended December 31, 2018 and December 31, 2017, net cash used in investing activities was $686,458 and $1,176,919, respectively. For the year ended December 31, 2018 and 2017, the cash used in investing continued to be attributed to our acquisition of an interest in Conveniant Hemp Mart, LLC and MoneyTrac Technology, Inc., the Global Hemp Group Joint Ventures, the Bougainville Ventures, Inc. Joint Venture and the GateC Technologies, Inc. Joint Venture, and the purchase of equipment for operations. We determined that as of December 31, 2018, our investments in the Bougainville Joint Venture, GateC Technologies, Inc. Joint Venture and Convenient Hemp Mart, LLC investment were fully impaired and had no intrinsic value due to the litigation with Bougainville Ventures, Inc. (See Item 3, Legal Proceedings); the recession agreement with GateC Technologies, Inc. (see our Form 8-K filed on March 20, 2018), and our analysis of Conveniant Hemp Mart’s cash flows, business development, and assets. With regards to each of the Bougainville, GateC and Conveniant investments, they had an impact on reported operations for 2018, but are not expected to have an impact upon future operations (see Impairment Table in Item 1 Business Description, Principal Products and Market, Joint Venture Investments). Conversely, our Global Hemp Group Joint Venture in New Brunswick Canada is a research and development project and our joint venture with Global Hemp Group in Scio Oregon contains real property and inventory consisting of hemp biomass that is stored and maintained for sale and is stored in good condition based upon our physical inspection. Further, we own common stock in Global Payout, Inc. as the result of our MoneyTrac investment. Global Payout common stock is traded on the OTC Markets under the trading symbol “GOHE” and has marketable value.

U.S. Securities and Exchange Commission

June 25, 2019

Our two ongoing joint ventures with Global Hemp Group are related party transactions insofar as its director, Charles Larsen, is a beneficial owner of more than 10% of our common stock, and a former director of the Company, and our President and Chief Executive Officer Donald Steinberg is a shareholder in Global Hemp Group.

Item 9A. Controls and Procedures, page 30

8. Regarding your conclusion that your disclosure controls and procedures (DCP) were effective, please revise to address the following:

• Please tell us how you were able to conclude that your DCP were effective considering the fact that you did not file all your periodic reports in a timely manner. DCP should be designed to ensure that information disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules.

Response:       The Company will revise its disclosure concerning disclosure controls and procedures as follows [See pages 44-45 of our Form 10-K/A-1].

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required financial disclosure.

In connection with this annual report, as required by Rule 15d-15 under the Securities Exchange Act of 1934, we carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of December 31, 2018, under the supervision of our Board of Directors, our Principal Executive Officer and Principal Financial Officer. We conducted the evaluation based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control - Integrated Framework (2013), our management concluded that our internal controls over financial reporting were not effective as of December 31, 2018 due to the existence of material weaknesses in our internal controls over financial reporting as discussed below. It is management’s responsibility to establish and maintain adequate internal control over financial reporting. We intend to refine, expand and further develop and implement our procedures and controls for the current fiscal year.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

U.S. Securities and Exchange Commission

June 25, 2019

This annual report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting, because pursuant to the rules of the SEC we are neither an accelerated filer nor a larger accelerated filer.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

MANAGEMENT’S ANNUAL REPORT AND ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s assessment of the effectiveness of its internal control over financial reporting is as of the year ended December 31, 2018. We believe that internal controls over financial reporting are not effective because of (1) a lack of organizational controls that provide us with the ability to provide our auditor with timely documentation concerning our joint venture’s financial records, that causes us to not be able to effectively close our books in a timely fashion and report to the Commission consistent with its rules and forms; and, (2) a failure to update our disclosures to include accounting standards updates. We consider these to be material weaknesses.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

In order to address these material weaknesses, we took the following respective actions: (1) we approved an internal audit sub-committee led by independent director Robert Coale to obtain timely information on a weekly basis on the status of our joint ventures, the respective budgets and expenses, and variances on balances. Mr. Coale will report to the Board of Directors on the status of each joint venture, the ability to sell and liquidate inventory and to advise concerning funding. The Company adopted a standardized accounting plan to identify cash disbursements on a weekly basis. Our Chief Financial Officer is responsible for monitoring, reviewing and testing Mr. Coale’s work. We believe this framework will provide an effective preventative control that will allow us to prevent unreasonable delays in the closing of our books in a timely fashion, so that we can file our reports to the Commission consistent with its rules and forms; and, (2) we included as part of our closing process a checklist to review and update accounting standard updates to be reviewed and approved by our Chief Financial Officer and auditor.

Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

U.S. Securities and Exchange Commission

June 25, 2019

• Further revise your DCP conclusion based on the other comments in this letter as necessary.

Response:       The Company will revise this disclosure where appropriate.

9. Please revise your disclosure to provide management's annual report on internal control over financial reporting. Refer to Regulation S-K, Item 308.

Response:       The Company will revise this disclosure where appropriate. [See pages 44-45 of our Form 10-K/A-1]

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 33

10. Please revise to provide the beneficial ownership of Robert L. Hymers III or tell us why the information is not required. Refer Inc. to Item 403(b) and Item 402(a)(3) of Reg. SK.

Response:       The Company will revise the table of beneficial ownership of certain beneficial owners and management in Item 12 as follows [see page 48 of our Form 10-K/A-1]:

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2018 by (1) each stockholder who is known by us to beneficially own more than 5% of our common stock, (2) each of our directors, (3) each of our executive officers named in the Summary Compensation Table above, and (4) all of our directors and executive officers as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent(3)
Named Executive Officers and Directors:
Donald Steinberg	499,170,239	19.49
Jesus Quintero	250,000	*
Charles Larsen	373,113,793	14.57
Robert Coale	1,000,000	*
Robert L. Hymers, III(4)	45,734,006	1.76%
All executive officers and directors as a group (5 persons)	919,268,038	35.26

*Denotes less than 1%

(1)

 Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or the settlement of other equity awards.

U.S. Securities and Exchange Commission

June 25, 2019

(3)

Calculated on the basis of 2,603,326,816 shares of common stock outstanding as of December 31, 2018, plus any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 31, 2018.

(4)	Mr. Hymers resigned as director and Chief Financial Officer June 18, 2018.

Consolidated Financial Statements Report of Independent Registered Public Accounting Firm, page F-1

11. The audit report accompanying your financial statements omits the opinion sentence, and therefore, does not meet the requirements of Rule 2.02 of Regulation S-X. Please address the following:

• As previously requested, please ensure that your auditors provide reports that are fully compliant with PCAOB AS 3101, including the actual opinion sentence of the report.

• Revise to ensure that the auditor's city and state reflected in both this audit report and the auditor's consent in exhibit 23 are consistent.

Response:       We conferred with our independent auditor. The auditor noted that its city and state disclosure on Ex. 23 to our Form S-1 was listed as Plantation, FL. Our auditor indicated that the firm has branches in various cities, and that the audit work for the 10-K was performed in Plantation, FL.

Note 1 - Significant Accounting Policies Stock Based Compensation, page F-7

12. Please address the following:

• As previously requested in comment #6 issued in our February 22, 2019 letter, revise to specifically clarify whether you used the trading price of your stock in determining the fair value of your options via the Binomial Option Pricing Model and whether any adjustments were made to the trading price in determining the fair value of the award. If adjustments were made to the trading price, disclose the reasons for and nature of the adjustments, and tell us the amount of such adjustments.

Response: The Company will revise to include a disclosure that it valued the options using the closing price of the stock and options at the grant date with no adjustments as follows [see page F-8 of our Form 10-K/A-1]:

The Company measures the cost of services received in exchange for an award of equity instruments including stock, stock options and restricted stock awards based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. For non-employees, share-based compensation awards are recorded at either the fair value of the services rendered or the fair value of the share-based payments, whichever is more readily determinable. Stock and restricted stock and option awards are based on the closing price of the stock underlying the awards on the grant date. Stock-based compensation expense is recorded by the Company in the same expense classifications in the statements of operations, as if such amounts were paid in cash. As of December 31, 2018, and 2017, the number of outstanding stock options to purchase shares of common stock was 0 and 1,000,000,000 shares, respectively. 0 and 750,000,000 shares were vested as of December 31, 2018 and 2017, respectively.

On February 27, 2019, Charles Larsen and Donald Steinberg agreed to cancel all previously issued stock options to purchase an aggregate of 1,000,000,000 common shares (see Note 15, Subsequent Events).

• To the extent you used the fair value of services rendered in lieu of the share-based payments, disclose the extent this occurred, and tell us the amounts and reasons this occurred.

U.S. Securities and Exchange Commission

June 25, 2019

Response: The Company has not used fair value of services rendered to determine stock based compensation.

13. You disclose on page F-7 that there were no stock options outstanding as of December 31, 2018. However, elsewhere in your documents you disclose that there were options exercisable into one million shares outstanding as of December 31, 2018. Revise to reconcile this apparent inconsistency. If the inconsistency relates to the February 27, 2019 cancellation of Larsen and Steinberg options, revise to more clearly disclose that fact and how the cancellation was accounted for.

Response:       The Company will include clarifying disclosures where appropriate to clearly state that the options were cancelled on February 27, 2019, and that the Company accounted for and disclosed the cancellations as a Subsequent Event [See pages F-8, F-9, F-26, F-31 and page 50 of our Form 10-K/A-1] .

14. Your revenue recognition policy on page F-6 continues to be based on the recognition framework of ASC 605. However, elsewhere you disclose that you adopted ASC 606 effective January 1, 2018. Please address the following:

• Revise to provide the required transitional disclosures under ASC 606, including the nature and amount of adjustments upon adoption.

Response: The Company will revise its disclosure to correct this inconsistency as follows [see pages F-6 and F-7, and pages 39- 40]:

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 606, Revenue Recognition (“ASC 606”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

• To the extent you do not believe there were any adjustments upon your adoption of ASC 606, disclose that fact and tell us in detail how you arrived at that conclusion.

Response: The Company will disclose that upon adoption of ASC 606 there were no adjustments converting from ASC 605 to ASC 606 because product sales are recorded upon delivery of goods and payment of product. [see pages F-6 and F-7, and pages 39- 40]:

• Revise your revenue recognition policies throughout your document to reflect your appropriate consideration of the guidance and framework of ASC 606.

Response: The Company will revise its disclosure to reflect the guidance and framework of ASC 606.

Note 4 - Investments, page F-10

15. We note your revision to disclose your quarterly investment activity on page 44 of your amended Form S-1. Revise to provide this rollforward in your Form 10-K. Further as previously requested in comment #4 issued in our February 22, 2019 letter, in light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your Investments and Short-term Investments line items, please also revise your investment rollforward to provide a separate tabular rollforward for the related debt line items for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.

U.S. Securities and Exchange Commission

June 25, 2019

Response: The Company will include both the impairment table and debt tables in an amended 10-K, in the following form [see pages F-16-F-17 and pages 9-10 :

Investment Activity Quarter to Quarter from Inception

The following tables indicates the amount of impairments recorded by the Company quarter to quarter related to its joint venture investments:

	INVESTMENTS						SHORT-TERM INVESTMENTS
		Global
	TOTAL	Hemp			Bougainville	Gate C
	INVESTMENTS	Group	Benihemp	MoneyTrac	Ventures, Inc.	Research Inc.	Short-Term Investments	MoneyTrac
Beginning balance @12-31-16	$0	$0	$0	$0	$0	$0	$0	$0
Investments made during 2017	3,049,275	10,775	100,000	250,000	1,188,500	1,500,000	0	0

Quarter 03-31-17 equity method Loss	0						0

Quarter 06-30-17 equity method	0						0

Quarter 09-30-17 equity method	(375,000)				(375,000)		0

Quarter 12-31-17 equity method Loss	313,702				313,702		0

Impairment of Investment in 2017	(2,292,500)	0			(792,500)	(1,500,000)	0	0
Balances as of 12/31/17	695,477	10,775	100,000	250,000	334,702	0	0	0

Investments made during 2018	986,654	986,654					0

Quarter 03-31-18 equity method Loss	(37,673)				(37,673)		0

Quarter 06-30-18 equity method Loss	(11,043)				(11,043)		0

Quarter 09-30-18 equity method Loss	(10,422)		(10,422)				0

Quarter 12-31-18 equity method Loss	(31,721)	(31,721)	0				0

Moneytrac investment reclassified to Short-Term investments	(250,000)			(250,000)			250,000	250,000

Unrealized gains on trading securities - 2018	0						560,000	560,000

Impairment of investment in 2018	(933,195)	(557,631)	(89,578)		(285,986)		0
Balance @12-31-18	$408,077	$408,077	$0	$0	$0	$0	$810,000	$810,000

U.S. Securities and Exchange Commission

June 25, 2019

The following table indicates the amount of debt the Company recorded quarter to quarter as a result of its joint venture investments:

Loan Payable
		Global
	TOTAL	Hemp			Bougainville	Gate C
	JV Debt	Group	Benihemp	MoneyTrac	Ventures, Inc.	Research Inc.
Beginning balance @12-31-16	$0	$0	$0	$0	$0	$0

Quarter 03-31-17 loan borrowings	1,500,000					1,500,000

Quarter 06-30-17 loan activity

Quarter 09-30-17 loan borrowings	725,000				725,000

Quarter 12-31-17 loan repayments	(330,445)				(330,445)

Balances as of 12/31/17 (a)	1,894,555	0	0	0	394,555	1,500,000

Quarter 03-31-18 loan borrowings	447,430	447,430

Quarter 06-30-18 cancellation of JV debt obligation	(1,500,000)					(1,500,000)

Quarter 09-30-18 loan activity	0

Quarter 12-31-18 loan borrowings	580,425	580,425

Balance @12-31-18 (b)	$1,422,410	$1,027,855	$0	$0	$394,555	$0

16. In addition, revise to disclose the following:

U.S. Securities and Exchange Commission

June 25, 2019

• Separately disclose the activity of your two Global Hemp investments: the New Brunswick investment and the Scio, Oregon Investment, or explain how they are related to each other and why they should be combined.

Response: The Company will revise to separately discuss the Global Hemp Group investments in New Brunswick Canada and Scio, Oregon [see page F-12 of our Form 10-K/A-1].

• Clearly label your Global Hemp investments throughout your filings as related party transactions.

Response: The Company will designate all disclosures referring to Global Hemp Group as related party [see pages 8, 13, 18, 31, 34, 37, 45, 46, 50, and pages F-12, F-29 .

• Regarding each of the investments in the Global Hemp Group, explain the following for each investment:

o the $375,000 loss in the third quarter of 2017 after only a $10,775 investment,

Response: Your reference to our third quarter 10-Q for September 30, 2017 refers to Bougainville Ventures, and not any Global Hemp Group joint venture. See page 14 of the 9/30/17 10-Q/A filed December 11, 2017.

o the subsequent $364,225 gain in the fourth quarter of 2017 - how it was calculated,

Response: The $364, 225 was the Company’s 50% allocation of the net loss for the joint venture based on equity method accounting, representing an equity percent loss of 50% for the period.

o the large $986,654 investment in 2018 after a zero balance at December 31, 2017; and

Response: This represents the total investment made by the Company in 2018 to Global Hemp Group.

o why it was impaired at December 31, 2018;

Response: We only impaired the New Brunswick Global Hemp Group joint venture because the project was a research and development project that has not and is not producing revenue.

• Regarding Benihemp, identify the triggers for impairment at December 31, 2018.

Response: Benihemp was a start-up development stage company when we made our investment on November 21, 2017. Benihemp had no operations at the time. Benihemp had business plans, goals, concepts and products that were in development. Benihemp started its business in March 2018 with a marketing kick-off. We monitored Benihemp activities throughout 2018, paying particular attention to its operating cash flow losses and our own forecast concerning Benihemp’s operations as compared to the book value of our investment. Our analysis of Benihemp’s operations and activities during fiscal 2018 led us to conclude that the book value of Benihemp investment exceeded its fair market value. We concluded that more likely than not, the Company would not be able to recoup its investment, as Benihemp did not achieve the milestones in its business plan.

• Regarding MoneyTrac, explain why it was moved to short-term and how the unrealized gain was calculated.

Response: Our MoneyTrac investment was moved to short-term because we expect to sell our position in twelve months or less. On March 13, 2017 we purchased 15 million shares of common stock in Money Trac”, a wholly owned subsidiary of Global Payout, Inc., in exchange for $250,000. In April 2017, Global voted to spin-off Money Trac in a triangular reverse merger with MTrac Tech Corporation in Nevada. On June 12, 2018, Money Trac was merged into MTrac, with MTrac as the surviving wholly owned subsidiary of Global.

U.S. Securities and Exchange Commission

June 25, 2019

Pursuant to the terms of the MTrac merger, each holder of Money Trac common shares, including the Company, was issued 10 common shares of Global for each share of Money Trac common stock held by such holder. We were issued 120 million shares in Global that may be cleared of restriction and sold. The unrealized gain was calculated using Global’s closing stock price at the end of each respective reporting period.

• Regarding Bougainville Ventures, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.

Response: On March 16, 2017, we entered into a joint venture agreement with Bougainville Ventures, Inc., a Canadian corporation. The purpose of the joint venture was for the Company and Bougainville to jointly engage in the development and promotion of products in the legalized cannabis industry in Washington State; (ii) utilize Bougainville’s high quality cannabis grow operations in the State of Washington, where it claimed to have an ownership interest in real property for use within the legalized cannabis industry; (iii) leverage Bougainville’s agreement with a I502 Tier 3 license holder to grow cannabis on the site; provide technical and management services and resources including, but not limited to: sales and marketing, agricultural procedures, operations security and monitoring, processing and delivery, branding, capital resources and financial management; and, (iv) optimize collaborative business opportunities. The Company and Bougainville agreed to operate through a Washington State Limited Liability Company, and BV-MCOA Management, LLC was organized in the State of Washington on May 16, 2017.

As our contribution to the joint venture, the Company committed to raise not less than $1,000,000 (one million dollars to fund joint venture operations based upon a funding schedule. The Company also committed to providing branding and systems for the representation of cannabis related products and derivatives comprised of management, marketing and various proprietary methodologies directly tailored to the cannabis industry.

Bougainville represented that it had an ownership interest in real property located in Washington State used for growing cannabis, and possessed information primarily related to the management and control of cannabis grow operations as conducted in Washington State that included research, development and know how in the cannabis industry. Bougainville also represented that it had an agreement with a I502 Tier 3 license holder in Washington State to operate on the land. The Company and Bougainville's agreement provided that funding provided by the Company would go, in part, towards the joint venture’s ultimate purchase of the land consisting of a one-acre parcel located in Okanogan County, Washington, for joint venture operations.

As disclosed on Form 8-K on December 11, 2017, the Company did not comply with the funding schedule for the joint venture. On November 6, 2017, the Company and Bougainville amended the joint venture agreement to reduce the amount of the Company's commitment to $800,000 and also required the Company to issue Bougainville 15 million shares of the Company's restricted common stock. The Company completed its payments pursuant to the amended agreement on November 7, 2017, and on November 9, 2017, issued to Bougainville 15 million shares of restricted common stock. The amended agreement provided that Bougainville would deed the real property to the joint venture within thirty days of its receipt of payment.

Thereafter, the Company determined that Bougainville had no ownership interest in the property in Washington State, but rather was a party to a purchase agreement for real property that was in breach for non-payment. Bougainville also did not possess an agreement with a Tier 3 I502 license holder to grow Marijuana on the property. Nonetheless, as a result of funding arranged for by the Company, Bougainville and an unrelated third party, Green Ventures Capital Corp., purchased the land. The land is currently pending the payment of delinquent property taxes that would allow for the Okanogan County Assessor to sub-divide the property, so that the appropriate portion could be deeded to the joint venture. Although Bougainville represented it would pay the delinquent taxes, it has not. To date, the property has not been deeded to the joint venture. These were material indicators of impairment based on significant adverse changes in legal factors that could affect the value of the investment.

To clarify the respective contributions and roles of the parties, the Company also offered to enter into good faith negotiations to revise and restate the joint venture agreement with Bougainville. The Company diligently attempted to communicate with Bougainville in good faith to accomplish a revised and restated joint venture agreement, and efforts towards satisfying the conditions to complete the subdivision of the land by the Okanogan County Assessor. However, Bougainville failed to cooperate or communicate with the Company in good faith, and failed to pay the delinquent taxes on the real property that would allow for sub-division and the deeding of the real property to the joint venture. These were material indicators of impairment based on significant adverse changes in legal factors that could affect the value of the investment.

U.S. Securities and Exchange Commission

June 25, 2019

On August 10, 2018, the Company advised its independent auditor that Bougainville did not cooperate or communicate with the Company regarding its requests for information concerning the audit of Bougainville’s receipt and expenditures of funds contributed by the Company in the joint venture agreement. Bougainville had a material obligation to do so under the joint venture agreement. The Company believes that some of the funds it paid to Bougainville were misappropriated and that there was self-dealing with respect to those funds. Additionally, the Company believes that Bougainville misrepresented material facts in the joint venture agreement, as amended, including, but not limited to, Bougainville’s representations that: (i) it had an ownership interest in real property that was to be deeded to the joint venture; (ii) it had an agreement with a Tier 3 # I502 cannabis license holder to grow cannabis on the real property; and, (iii) that clear title to the real property associated with the Tier 3 # I502 license would be deeded to the joint venture thirty days after the Company made its final funding contribution. As a result, on September 20, 2018, the Company filed suit against Bougainville Ventures, Inc., BV-MCOA Management, LLC, Andy Jagpal, Richard Cindric, et al. in Okanogan County Washington Superior Court, case number 18-2- 0045324. The Company’s complaint seeks legal and equitable relief for breach of contract, fraud, breach of fiduciary duty, conversion, recession of the joint venture agreement, an accounting, quiet title to real property in the name of the Company, for the appointment of a receiver, the return to treasury of 15 million shares issued to Bougainville, and, for treble damages pursuant to the Consumer Protection Act in Washington State. The registrant has filed a lis pendens on the real property. The case is currently in litigation.

The foregoing were material indicators of impairment based upon significant adverse changes in legal factors that could affect the value of the investment, and a resulting accumulation of costs significantly in excess of the amounts originally expected for the acquisition of the investment.

In connection with the agreement, the Company recorded a cash investment of $1,188,500 to the Joint Venture during 2017. This was comprised of 49.5% ownership of BV-MCOA Management LLC, and was accounted for using the equity method of accounting. The Company recorded an annual impairment in 2017 of $792,500, reflecting the Company’s percentage of ownership of the net book value of the investment. During 2018, the Company recorded equity losses of $37,673 and $11,043 for the first and second quarters respectively, and recorded an annual impairment of $285,986 for the year ended December 31, 2018, at which time the Company determined the investment to be fully impaired due to Bougainville’s breach of contract, including: (i) its failure to communicate and cooperate regarding the Company’s audit; (ii) its misrepresentations concerning its ownership interest in the real property in Okanogan County Washington; (iii) its failure to deed the property to the joint venture within thirty days of payment pursuant to the amended joint venture agreement; and, (iv) its misrepresentation that it possessed an agreement with a Tier 3 license holder to operate on the property.

• Regarding Gate C Research, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.

Response: On March 17, 2017, we entered into a joint venture agreement with Gate C Research, Inc. We agreed to jointly and collaboratively organize a business entity in the State of California for the purposes of conducting business in the legal cannabis business there. We agreed to contribute to the joint venture: (i) a commitment to raise up to one and one-half million dollars ($1,500,000) over a six-month period, with a minimum commitment of five hundred thousand ($500,000 USD) within a three (3) month period and, (ii) Information establishing brands and systems for the representation of marijuana related products and derivatives comprised of management, marketing and various proprietary methodologies, including but not limited to its affiliate marketing program, directly tailored to the marijuana industry. GateC agreed to contribute to the joint venture: (i) its management and control services and systems related to marijuana grow operations in Adelanto County, California; (ii) its permit to grow marijuana in an approved zone in Adelanto, California. GateC did not own a physical site for its operation in Adelanto County, California, and GateC’s permit to grow marijuana did not contain a conditional use permit. On November 28, 2017, GateC and the Company entered into an oral agreement to suspend our funding obligations until such time as the State of California finalized regulations concerning the growth, cultivation, harvesting and distribution of cannabis. A combination of factors arose, including our inability to raise the necessary capital; and, GateC’s failure to obtain real property from which to operate, that led us to conclude that there were significant adverse changes in the business climate that affected the value of the investment, and its book value exceeded its fair value as of the date of the recession agreement and Form 8-K filed on March 20, 2018.

U.S. Securities and Exchange Commission

June 25, 2019

Note 13 - Commitments and Contingencies Litigation, page F-21

17. We note $1,682,870 of legal contingency expense in 2018 on pages F-3 and 23, and stock issued to settle a legal case on pages F-4 and F-17. Please revise the following:

• Revise this litigation footnote to describe each material case or exposure experienced during the periods presented;

Response: We will revise our Note 13 to include the following disclosure [see pages 25-26, 35 and F-30]:

Litigation

On June 25, 2018, DTTO Funding filed a complaint against the Company for breach of contract related to the Company’s April 20, 2017 convertible promissory note in which DTTO lent the Company $111,111. Principal and interest in the note were, at the election of DTTO, convertible into common shares of the Company. On November 30, 2017, DTTO notified the Company of an election to convert a portion of the note to common shares, but the Company failed to process the conversion. The Company failed to repay principal and interest otherwise due on the maturity date of April 20, 2018. DTTO’s action sought damages against the Company including principal, default interest, liquidated damages, attorney fees and costs in an amount with an alleged present cash value of $1,787,981.10.

The Company filed an answer to the complaint. Thereafter, the Company entered into settlement negotiations with DTTO. In its review of the complaint, the Company determined (i) it had no money to pay damages under the note including principal, interest, liquidated damages, penalties and costs; (ii) it could not fund its litigation related expenses in Texas; (iii) it may be exposed to potential additional attorney fees and costs in the event the Company loses the litigated case; (iv) there was a benefit to obtaining a quick resolution of the litigated case; and, (v) litigating the case would require a significant commitment of personal time and costs for the Company’s affiliates, directors and officers, taking them away from the business of the Company. The Company’s negotiations led to a proposed stipulation for settlement, a court order and joint motion for entry of judgment based on the negotiated settlement. The Company reviewed the terms and determined the total number of shares issuable under the proposed stipulation were reasonable in light of the above noted reasons. the Company, in an exercise of prudent business judgment, determined that entry into the stipulated judgment was reasonable and in the best interests of the shareholders, because settlement would terminate the litigation, allowing the Company to avoid accrual of additional damages under the note recoverable by Plaintiff including interest, liquidated damages, penalties and costs; and, entry into the proposed Stipulation will also end the Company’s obligations to pay for its own legal counsel fees and related litigation fees, which it could afford. On September 4, 2018, after noticed motion, Judge Sam A. Lindsay granted the joint motion and adopted the stipulation to settle the case as the order of the Court. As a result, pursuant to Section 3(a)(10) and the Court’s order, the Company issued 57,676,810 common stock shares in settlement of the litigation with prejudice for at a total value of $1,701,466 and thus eliminating the contingent liability.

• Revise MD&A to describe this material unusual event;

Response: The Company will revise its 10-K to disclose this event as noted and where appropriate, consistent with the above disclosure [see page 35].

• Revise your critical accounting policies and significant accounting policies to address your accounting for loss contingencies, including how you ensure they are recorded on a timely basis.

U.S. Securities and Exchange Commission

June 25, 2019

Response: The Company will revise its critical accounting policies and significant accounting policies to include the following revised disclosure [see page 41]:

From time to time the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. On at least a quarterly basis, consistent with ASC 450-20-50-1C, if the Company determines that there is a reasonable possibility that a material loss may have been incurred, or is reasonably estimable, regardless of whether the Company accrued for such a loss (or any portion of that loss), the Company will confer with its legal counsel, consistent with ASC 450. If the material loss is determinable or reasonably estimable, the Company will record it in its accounts and as a liability on the balance sheet. If the Company determines that such an estimate cannot be made, the Company's policy is to disclose a demonstration of its attempt to estimate the loss or range of losses before concluding that an estimate cannot be made, and to disclose it in the notes to the financial statements under Contingent Liabilities.

Note 15 - Subsequent Events, page F-24

18. We note the Letter of Intent you entered into with Natural Plant Extract of California, Inc. on March 18, 2019 on page F-24. Please provide the following:

• It appears the material definitive agreement was effective on April 15, 2019, which is the same as the audit report date. Revise your subsequent events footnote to acknowledge existence and terms of the material definitive agreement.

Response: The Company will revise its Subsequent Event footnote to acknowledge and discuss the existence and terms of this material definitive agreement in detail [see pages F-31-F-32].

• Please provide us with your quantified significance tests for this investment for purposes of both Rule 8-03(b) Regulation S-X and ASC 323-10-50-3.

Response: We determined not to include this for this period because it was not included as an investment on our book and is not considered material for year end. As of the year ended December 31, 2018, the Natural Plant Extract transaction had not occurred, and the Company had no knowledge of the transaction, therefore we determined that it was a Type 2 subsequent event for this period that only required footnote disclosure.

For the quarter ended March 31, 2019, the Company entered into a non-binding letter of intent on March 18, 2019. This letter of intent contained the following key provisions:

Section 6 provided:

"As soon as reasonably practicable after the date of this LOI, the Joint Venture Partners will commence negotiation of the Definitive Agreement relating to the Project. The Definitive Agreement will include the terms summarized in this LOI and such other representations, warranties, conditions, covenants, indemnities and other terms as are customary for transactions of this kind and not inconsistent with this LOI, or the mutual consent of the Joint Venture Partners."

Section 3 provided:

"As soon as reasonably practicable after the date of this LOI, the Joint Venture Partners will commence a detailed due diligence investigation of the Project and the Joint Venture Partners including, a complete review of the legal, financial, tax, environmental, intellectual property, real property, hemp licensing, all licensing applications, and labor records and agreements, and any other matters that the Joint Venture Partner’s legal counsel, accountants, tax or other advisors deem relevant."

Section 14 provided:

"The parties acknowledge and agree that: (a) nothing in this LOI shall be construed as an offer or commitment on the part of a Joint Venture Partner to negotiate the Definitive Agreement or complete the Proposed Transaction, whether on the terms in this LOI or any other terms; (b) the terms in this LOI do not contain all of the material terms to be negotiated as part of the Definitive Agreement or otherwise regarding the Proposed Transaction; and (c) unless and until the parties execute and deliver the Definitive Agreement (and thereafter only as and to the extent provided therein), neither party shall have any liability or obligation to the other party, except as set out in those provisions of this LOI expressly stated to be legally binding obligations."

U.S. Securities and Exchange Commission

June 25, 2019

Based on the foregoing, we determined that this was a Type 2 subsequent event for this period that only required footnote disclosure.

Certifications, page E.31

19. We note the certifications filed as Exhibits 31.1 and 31.2, with this 10-K on April 15, 2019, are missing the introductory language in paragraph 4 referring to internal control over financial reporting. We note that you also omitted the paragraph regarding design of internal control over financial reporting. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation SK.

Response: The Company will revise to correct these deficiencies.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer